Exhibit (g)(1)(xiv)

ANNEX A

This Annex A, amended and restated effective as of April 1, 2024, is the Annex A to that certain Supplement to the Custody Agreement Hong Kong - China - Stock Connect Service dated as of November 19, 2018 by and between each of the Portfolios listed on this Annex A and The Bank of New York Mellon.

PORTFOLIO	CUSTODY ACCOUNT NUMBER	SLEEVE (if applicable)
Voya Multi-Manager Emerging Markets Equity	4721 58	472394 473280 591396 813730
Voya Multi-Manager International Equity Fund	472499	473411 941469 003264
Voya Multi-Manager International Factors Fund	472496	938465
Voya VACS Series EME Fund	591420	591395
Voya Asia Pacific High Dividend Equity Income Fund	405906	405907
Voya Emerging Markets High Dividend Equity Fund	405899	405901
Voya Global Insights Portfolio (formerly VY®Invesco Global Portfolio)	681317	N/A

Note:  (1) each entity listed in the Portfolio column is a Client, although with respect to each sleeve listed in the Sleeve column, for purposes of the account structure set forth in paragraph (a) that structure is established with respect to a particular sleeve commensurate with the account structure established under the CA with respect to such sleeve (and the terms China Connect Account and Cash Account have the meanings that correspond to that account structure established under the CA), (2) the provisions of paragraph (p) (including with respect to an HSBC Termination) are intended to apply on a sleeve-by-sleeve basis and (3) a sleeve may be considered to be the investor in China Connect Securities.

Agreed and accepted by

Each Separate Legal Entity Listed on this Annex A

By:/s/ Todd Modic

Name:Todd Modic

Title:Senior Vice President

Acknowledged by

The Bank of New York Mellon

By:/s/ Allison Gardner

Name:Allison Gardner

TitleSenior Vice President